Exhibit 4
June 30, 2010
Ladies and Gentlemen:
     Reference is made to that certain Letter Agreement dated November 13, 2003 (the “Letter Agreement”) between Zhone Technologies, Inc. (“Zhone”) and KKR-ZT L.L.C. (“KKR”) regarding the nomination of certain directors to the Board of Directors of Zhone (the “Board”).
     This letter confirms our understanding that, in light of James H. Greene, Jr.’s resignation from the Board and the current composition of the Board, KKR has agreed to waive its right under the Letter Agreement to require Zhone to nominate as directors two nominees designated by KKR.
     Except as hereby modified, the Letter Agreement will continue in full force and effect.

Very truly yours, Zhone Technologies, Inc.
/s/ Kirk Misaka
Kirk Misaka
Chief Financial Officer

Acknowledged and Agreed: KKR-ZT L.L.C.
/s/ James H. Greene, Jr.
James H. Greene, Jr.
President

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